Exhibit 22

BRITISH AMERICAN TOBACCO p.l.c. (the “Company”)

Annual Report for the Year Ended 31 December 2024

In compliance with UK Listing Rule 6.4.1 and Disclosure Guidance and Transparency Rule (“DTR”) 4.1.3, the Company announces that the following documents have been published on its website: www.bat.com/annualreport:

●	Annual Report and Form 20-F 2024 (the “Annual Report 2024”); and
●	Combined Performance and Sustainability Summary 2024.

These documents have been submitted to the National Storage Mechanism and will shortly be available for inspection via the following link: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In addition, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Company announces that it filed its Annual Report on Form 20-F 2024 (the “Form 20-F 2023”) with the Securities and Exchange Commission on 14 February 2025. The Form 20-F 2024 included audited financial statements for the year ended 31 December 2024.  The Form 20-F 2024 will shortly be available on the Company’s website at www.bat.com/annualreport and also online at www.sec.gov.

The Annual Report 2024 and other ancillary shareholder documents will be mailed and made available to shareholders on 13 March 2025.  Investors have the option to receive a hard copy of the Company’s complete audited financial statements, free of charge, upon request, by contacting the below:

United Kingdom
British American Tobacco Publications	Telephone: +44 20 7511 7797 Email: bat@team365.co.uk
South Africa
The Company’s Representative Office	Telephone: +27 21 003 6712
United States
Citibank Shareholder Services	Telephone: +1 888 985 2055 (toll-free) Email: citibank@shareholders-online.com

This announcement should be read in conjunction with the Company’s Final Results announcement which was released to the market on 13 February 2025. Together these constitute the material required by DTR 6.3.5R to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full Annual Report 2024. Page numbers and cross-references in the extracted information below refer to page numbers in the Annual Report 2024. The following disclosures are set out in the appendices to this announcement:

●	Appendix A: Group Principal Risks (pages 155 to 162 of the Annual Report 2024);
●	Appendix B: Related Party Disclosures (pages 341 and 342 of the Annual Report 2024); and
●	Appendix C: Directors’ Responsibility Statement (page 247 of the Annual Report 2024).

C Worlock
Assistant Secretary

14 February 2025

Enquiries:

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com

APPENDIX A

“GROUP PRINCIPAL RISKS

Overview
The Principal Risks that may affect the Group are set out on the following pages.

Each risk is considered in the context of the Group’s strategy and business model, as set out in this Strategic Report beginning on page 2 and page 14. On the following pages is a summary of each Principal Risk, its potential impact @and management by the Group@.

Principal Risks are those that have the potential to materially impact the achievement of the Group’s strategic objectives. These are significant risks that could affect BAT’s long-term financial performance, reputation, or delivery of sustainability goals.

@The Group has identified risks and is actively monitoring and mitigating these risks, including those related to climate change and other sustainability matters.@ This section focuses on those risks that the Directors believe to be the Principal Risks to the Group. Not all of these risks are within the control of the Group and other risks besides those listed may affect the Group’s performance. Some risks may be unknown at present. Other risks, currently regarded as less material, could become material in the future. Clear accountability is attached to each risk through the risk owner.

During the year, the “Climate Change and Circular Economy” risk has been split into two, recognising the distinct nature of each. The separation stems from the understanding that each area encompasses unique challenges and requires tailored mitigation strategies.

The risks listed in this section @and the activities being undertaken to manage them@ should be considered in the context of the Group’s internal control framework. This process is described in the section on risk management and internal control in the corporate governance statement from page 194. This section should also be read in the context of the cautionary statement on page 447.

A summary of all the risk factors (including the Principal Risks) which are monitored by the Board through the Group’s risk register is set out in the Additional Disclosures section from page 414.

Assessment of Group Principal Risks
During the year, the Directors carried out a robust assessment of the Principal Risks, uncertainties and emerging risks facing the Group, including those that could impact reputation or delivery of its strategic objectives, business model, future performance, solvency or liquidity.

Leading in Sustainability is a core component/key building block of our corporate strategy and sustainability risk factors are embedded across the Group’s risks in accordance with how risks are managed within the Group.

The viability statement on page 163 provides a broader assessment of long-term solvency and liquidity. The Directors considered a number of factors that may affect the resilience of the Group. Except for the risk “Injury, illness or death in the workplace” which is not considered to be sufficiently material to impact the Group’s overall viability assessment, the Directors also assessed the potential impact of the Principal Risks that may impact the Group’s viability.

Risks

Competition from illicit trade
Increased competition from illicit trade and illegal products – either local duty evaded, smuggled, counterfeits, or non-regulatory compliant, including products diverted from one country to another.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Society, Shareholders & Investors

Considered in viability statement
Yes

Impact
Illicit trade often leads to more restrictions and regulations imposed on the legitimate industry, including sales restrictions, overly burdensome track and trace systems and display packaging bans. This is often based on the erroneous assertion that the legitimate industry makes up the bulk of illicit trade in tobacco products.
Erosion of goodwill, with lower volumes and/or increased operational costs (e.g. track and trace costs) and reduced profits.
Reduced ability to take price increases.
Investment in trade marketing and distribution is undermined and the product is commoditised.
Illicit products (especially in New Categories) could harm consumers, damaging goodwill, and/or the category (with lower volumes and reduced profits), potentially leading to misplaced claims against BAT, further regulation and a failure to deliver the corporate harm reduction objective.
Breach of legislation, criminal offences, contract breaches under the EU Cooperation Agreement, allegations of facilitating smuggling and reputational damage, including negative perceptions of our governance.
Existence of illicit trade reduces our ability to reduce the health impact of our business, it undermines policies of state governments with respect to underage tobacco users and creates basis for inappropriate regulation.

Mitigation activities across all categories
Dedicated Anti-Illicit Trade (AIT) teams operating at regional and country levels; internal cross-functional levels; compliance procedures, toolkit and best practice shared.
Active engagement with key external stakeholders, international governmental and non-governmental organisations to highlight illicit trade challenges and build alignment around policy solutions.
Cross-industry and multi-sector cooperation on a range of AIT issues.
Regional AIT strategy supported by a research programme to further the understanding of the size and scope of the matter.
As illicit e-commerce becomes a larger threat to the business, the Group determines the scale of illicit online sales to highlight the threat to authorities and to enable them to take direct action against websites selling illicit products.
AIT Engagement Teams (including a dedicated analytical laboratory and a forensic and compliance team) work with enforcement agencies as appropriate.

Geopolitical tensions
Geopolitical tensions, civil unrest, economic policy changes, global health crises, terrorism and organised crime have the potential to disrupt the Group’s business in multiple markets.

Time frame
Short-/medium-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Society, Our people, Shareholders & Investors

Considered in viability statement
Yes

Impact
Potential injury or loss of life, loss of assets and disruption to supply chains and normal business processes.
Increased costs due to more complex supply chain and security arrangements and/or the cost of building new facilities or maintaining inefficient facilities.
Lower volumes as a result of not being able to trade in a country.
Higher taxes or other costs of doing business as a foreign company or the loss of assets as a result of nationalisation.
Reputational damage, including negative perceptions of our governance and protection of our people and our sustainability credentials. Disruption to the supply chain impacts our ability to reduce the health impact of our business.

Mitigation activities across all categories
Physical and procedural security controls are in place, and regularly reviewed in accordance with our Security Risk Management process, for all field force and supply chain operations, with an emphasis on the protection of Group employees.
Globally integrated sourcing strategy and contingency sourcing arrangements are in place.
Security risk modelling, including external risk assessments and the monitoring of geopolitical and economic policy developments worldwide.
Insurance coverage and business continuity planning, including scenario planning and testing, and risk awareness training.
Geopolitical assessment and monitoring by the Group Security Centre of Excellence and regions inform the Business Continuity Management organisation plans and responses to geopolitical risks, including readiness of Crisis Management Teams at all levels.

Tobacco, New Categories and other regulation interrupts growth strategy
The enactment of, proposals for, or rumours of, regulation that significantly impairs the Group’s ability to communicate, differentiate, market or launch its products, and/or the lack of appropriate regulation for New Categories.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Society, Shareholders & Investors

Considered in viability statement
Yes

Impact
A lack of acceptance or rejection of Tobacco Harm Reduction as a tobacco control policy could prevent a balanced regulatory framework for New Categories. Restricted ability to sell and communicate New Categories could lead to failure of the harm reduction objective and loss of confidence in the Group’s sustainability performance.
Lack of appropriate regulation and its enforcement or disproportionate regulations for New Categories, such as questionable regulatory classifications or total bans, that may not be science-based and/or risk-proportionate, may impact our opportunity for quality growth and affect our ability to develop and market a pipeline of new products. Reduced ability to make scientific claims, compete in future product categories and make new market entries. Inappropriate regulation may also increase the volume of illicit trade activity.
Erosion of brand value through commoditisation and the inability to launch innovations may negatively affect our ability to generate value growth.
Regulation with respect to bans or severe restrictions on menthol flavours, product design & features and nicotine levels may adversely impact individual brand portfolios.
Reduced consumer acceptability of new product specifications, leading to consumers seeking alternatives in illegal markets or irresponsible operators exploiting regulatory loopholes.
Shocks to share price on rumours of, or the announcement or enactment of, restrictive regulation (e.g. sales ban to future generations).
Failure to deliver appropriate and proportionately costed Extended Producer Responsibility (EPR) schemes.

Mitigation activities across all categories
Establishment of governance forums, the objectives of which are to review the execution of the Group’s regulatory, corporate, and science strategies, monitor the regulatory and science landscape, prioritize key regulatory and science initiatives and resource allocation.
Engagement and alignment across the Group to drive a balanced global policy framework for combustibles and New Categories.
Stakeholder mapping and prioritisation, developing robust compelling advocacy materials (with supporting evidence and data) and regulatory engagement programmes.
Regulatory risk assessment of marketing plans to ensure decisions are informed by an understanding of the potential regulatory environments.
Advocating the application of integrated regulatory proposals to governments and public health regulators and practitioners based on the harm reduction potential of New Categories.
Encourage dialogue with stakeholders across the wider scientific and regulatory ecosystem in relation to tobacco and nicotine products through the launch of Omni™.
Development of an integrated regulatory strategy that spans conventional combustibles and New Categories.
Training and capability programmes for End Markets to upskill Corporate and Regulatory Affairs managers on combustible and New Categories regulatory engagement, including product knowledge.
Direct access to online portal providing latest position and advocacy material for End Market engagement on combustibles and New Categories.
Working to define a sustainable EPR model and markets negotiating to implement effective EPR schemes.

Please refer to the to the description of the tobacco and nicotine regulatory regimes under which the Group’s businesses operate set out from page 436

Supply Chain disruption
Disruption to the global supply chain that may impact our ability to manufacture products or supply our consumers.

Time frame
Short-

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Consumers, Our people, Shareholders & Investors

Considered in viability statement
Yes

Impact
Disruption to the global supply chain may impact all aspects of our business and impede our ability to manufacture products and supply our consumers.
Disruption to supply chain can lead to volume shortfalls and inability to supply markets, increased replacement or/and rebuild costs consequently leading to reduced profit and reputational damage. This may affect our ability to reinvest into New Categories and deliver our Tobacco Harm Reduction commitment.
Loss of one or more key facilities or suppliers may cause loss of life and injuries. It may also lead to societal dislocation resulting in population migration and loss of key skills.
Our supply chain could be negatively impacted by events arising from, but not limited to natural disasters, man-made accidents, cyber incidents.

Mitigation activities across all categories
Group-wide business continuity plans (BCP) and contingency sourcing plans (CSP) in compliance with the new Business Continuity Management standard, are in place.
All factory CSPs are regularly updated, reviewed and desktop simulations conducted to ensure compliance with the Group’s policy.
BCPs and disaster recovery plans for logistics providers are in place.
Unrest and Evacuation plans are in place.
Existence of insurance cover for Property Damage and Business Interruption.
Appropriate technical and organisational cyber security measures are in place.

Litigation
Product liability, regulatory or other significant cases (including investigations or class action litigations) may be lost or settled resulting in a material loss or other consequence.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable future

Key Stakeholders
Shareholders & Investors

Considered in viability statement
Yes

Impact
Damages and fines, negative impact on reputation (including sustainability credentials), disruption and loss of focus on the business.
Consolidated results of operations, cash flows and financial position could be materially affected by an unfavourable outcome or settlement of pending or future litigation, criminal prosecution or other contentious action, or by the costs associated with bringing proceedings or defending claims.
Inability to sell products as a result of an injunction arising out of a patent infringement action against the Group may restrict growth plans and competitiveness.
Potential share price impact.
Sustainability-related litigation could also result in a reduction in the investor base due to sustainability and sustainability-related concerns.

Mitigation activities across all categories
Consistent litigation and patent management strategy across the Group.
Expertise and legal talent maintained both within the Group and external partners, including for New Categories and sustainability-related matters.
Ongoing monitoring of key legislative and case law developments related to our business.
Delivery with Integrity compliance programme.
Litigation strategy developed in relation to key regulatory issues.
Central management of strategic litigation impacting key regulatory processes.
Developing expert analysis on efficacy of various regulatory proposals.

Please refer to note 31 on page 286 in the Notes on the Accounts for details of contingent liabilities applicable to the Group.

Significant increases or structural changes in tobacco, nicotine and New Categories related taxes
The Group is exposed to unexpected and/or significant increases or structural changes in tobacco, nicotine and New Categories related taxes in key markets.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Society, Shareholders & Investors

Considered in viability statement
Yes

Impact
Consumers reject the Group’s legitimate tax-paid products for products from illicit sources or cheaper alternatives.
Reduced legal industry volumes.

Reduced sales volume and/or portfolio erosion leading to inability to invest in, develop, commercialise and deliver New Category products.
Partial absorption of excise increases leading to lower profitability.
A disproportionate tax, which would be passed on to the consumer, could discourage consumer switching from FMC to reduced-risk products.

Mitigation activities across all categories
Formal pricing and excise strategies, including Revenue Growth Management using a data science-led approach, with annual risk assessments and contingency plans across all products.
Pricing, excise and trade margin committees in markets, with global support.
Engagement with relevant local and international authorities where appropriate, in particular in relation to the increased risk to excise revenues from higher illicit trade.
Portfolio reviews to ensure appropriate balance and coverage across price segments.
Monitoring of economic indicators, government revenues and the political situation.

Inability to develop, commercialise and deliver the New Categories strategy
Risk of not capitalising on the opportunities in developing and commercialising successful, safer and consumer-appealing innovations, which are backed by science.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Consumers, Society, Shareholders & Investors

Considered in viability statement
Yes

Impact
Inability to continue to deliver Group financial results in line with shareholder and analyst expectations resulting in an adverse external perception to the Group Strategy and reputation. Potentially missed opportunities, unrecoverable costs and/or erosion of brand, with lower volumes and reduced profits.
Reputational damage and recall costs may arise in the event of defective product design or manufacture.
Loss of market share due to non-compliance of product portfolio with regulatory requirements or inability to engage on our science, leading to a negative shift in sentiment and confidence in Group products.
Loss of investor confidence in sustainability performance.
Inability to convince regulators and policymakers regarding the weight of scientific evidence assessment underpinning the harm reduction potential of New Categories products which could result in failure to deliver our corporate purpose of Building a Smokeless World.

Mitigation activities across all categories
Focus on product stewardship to ensure high-quality standards across the portfolio.
Brand Expression, which sets out how our brand expresses itself (including through its logo, name, product, packaging, etc.) deployed to lead End Markets via activation workshops and best practices shared.
Generating sufficient IP to develop competitive and sustainable products.

Accelerating digital and consumer analytics along with data management platforms for enhanced methodologies, insight generation and line of sight across the Group.
R&D is accredited to ISO9001 standard and laboratories are accredited to ISO17025 for key methods.
Internal and external communications about BAT’s science through publications and engagement. Quality assurance reviews undertaken with key science suppliers to ensure appropriate standards in place.

Disputed taxes, interest and penalties
The Group may face significant financial penalties, including the payment of interest, in the event of an unfavourable ruling by a tax authority in a disputed area.

Time frame
Short-/medium term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Shareholders & Investors

Considered in viability statement
Yes

Impact
Significant fines and potential legal penalties.
Disruption and loss of focus on the business due to diversion of management time.
Impact on profit and dividend.

Mitigation activities across all categories
End Market tax committees.
Internal tax function provides dedicated advice and guidance, and external advice sought where needed.
Engagement with tax authorities at Group, regional and individual market level.

Injury, illness or death in the workplace
The risk of injury, death or ill health to employees and those who work with the business is a fundamental concern of the Group and can have a significant effect on our operations.

Time frame
Short-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Our people

Considered in viability statement
No

Impact
Serious injuries, ill health, disability or loss of life suffered by employees and the people who work with the Group.
Exposure to civil and criminal liability and the risk of prosecution from enforcement bodies and the cost of associated legal costs, fines and/or penalties.
Interruption of Group operations if issues are not addressed promptly.
High staff turnover or difficulty recruiting employees if perceived to have a poor Environment, Health and Safety (EHS) record.
Reputational damage to the Group and negative impact on our sustainability credentials.

Mitigation activities across all categories
Risk control systems in place to ensure equipment and infrastructure are provided and maintained.
EHS strategy aims to ensure that employees at all levels receive appropriate EHS training and information.
Exploration and deployment of leading technology solutions, behavioural-based safety programme to drive operational safety performance, and culture closer to zero accidents.
Behavioural-based safety programme to drive operations’ safety performance, culture and closer to zero accidents.
Analysis of incidents undertaken regionally and globally by a dedicated team to identify increasing incident trends or high potential risks that require coordinated action.
Global monthly Health & Safety (H&S) Committee established, formed by senior members from the H&S and Operations.

Solvency and liquidity
Liquidity (access to cash and sources of finance) is essential to maintaining the Group as a going concern in the short-term (liquidity) and medium-term (solvency).

Time frame
Short-/medium-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Shareholders & Investors

Considered in viability statement
Yes

Impact
Inability to access the Group’s cash resources and to fund the business under the current capital structure resulting in missed strategic opportunities or inability to respond to threats.
Decline in our creditworthiness and increased funding costs for the Group.
Requirement to issue equity or seek new sources of capital.
Reputational risk of failure to manage the financial risk profile of the business, resulting in an erosion of shareholder value reflected in an underperforming share price.
Inability to mitigate accounting and economic exposures.
Economic loss as a result of devaluation/revaluation of assets (including cash) valued or held in local currency, and additional costs as a result of paying premiums to obtain hard currency.

Failure to appropriately engage with investors’ and lenders’ sustainability criteria and concerns may impact BAT’s counterparty availability, credit ratings, access to funding, or may result in an increase in the cost of funding.
Exposure to the cannabis sector may lead to regulatory and legal risk, reputation and compliance issues restricting bank and/or investor access.

Mitigation activities across all categories
Group policies include a set of financing principles and key performance indicators, including the monitoring of credit ratings, interest cover, solvency and liquidity with regular reporting to the Corporate Finance Committee and the Board.
Controls in place to ensure full compliance with Sanctions regimes.
Plans implemented to manage the risk in key geographies.
The Group targets an average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year.
At 31 December 2024, the Group had access to a £5.38 billion revolving credit facility. In March 2024, the Group exercised the first of the one-year extension options on the £2.5 billion 364-day tranche of the revolving credit facility, with the second one-year extension subsequently exercised in February 2025. Effective March 2025, therefore, the £2.5 billion 364-day tranche will be extended to March 2026. Additionally, £2.85 billion of the five-year tranche remains available until March 2025, with £2.7 billion extended to March 2026 and £2.5 billion extended to March 2027.
Liquidity pooling structures are in place to ensure that there is maximum mobilisation of cash liquidity within the Group.
Going concern and viability support papers are presented to the Board on a regular basis.
Continued review of UK money laundering legislation and cannabis policy with financial partners.

Foreign exchange rates exposures
The Group faces translational and transactional foreign exchange (FX) rate exposure for earnings/cash flows from its global businesses.

Time frame
Short-/medium-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Shareholders & Investors

Considered in viability statement
Yes

Impact
Fluctuations in FX rates of key currencies against sterling introduce volatility in reported earnings per share (EPS), cash flow and the balance sheet driven by translation into sterling of our financial results and these exposures are not normally hedged.
The dividend may be impacted if the payout ratio is not adjusted.
Differences in translation between earnings and net debt may affect key ratios used by credit rating agencies.
Volatility and/or increased costs in our business, due to transactional FX, may adversely impact financial performance.

Mitigation activities across all categories
While translational FX exposure is not hedged, its impact is identified in results presentations and financial disclosures; earnings are restated at constant rates for comparability.
Debt and interest are matched to assets and cash flows to mitigate volatility where possible and economic to do so.
Hedging strategy for transactional FX is defined in the treasury policy, a global policy approved by the Board.
Illiquid currencies of many markets where hedging is either not possible or uneconomic are reviewed on a regular basis.

Climate Change

Direct and indirect adverse impacts associated with climate change.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Society, Shareholders & Investors

Considered in viability statement
Yes

Impact
Direct physical risks to BAT agricultural, manufacturing, operational and logistic processes may lead to reduced production capability, delays, volume shortfalls, disruption of energy supply (and other utilities) and business interruption.
Extreme temperatures and weather events could be harmful for employees, creating health and safety risks.
Failure to adequately manage supply chain risks associated climate change may cause increased volatility in supply volume, quality or cost of raw materials and services necessary for the effective and efficient operation of BAT’s business across its value chain.
GHG emissions can indirectly increase costs.
Failure to comply with evolving climate change-related regulations could result in punitive actions or loss of market access.
Poor agency ratings associated with Climate Change risk, performance, mitigation, or adaptation could lead to reduced access to capital, increased cost of capital or impact the share price.
In both 2024 and 2023, extreme weather events led to charges of £11 million (in 2024) related to machinery damage and £9 million (in 2023) in respect of the destruction of a warehouse and stock of tobacco leaf.

Mitigation activities across all categories
The Group has clear internal ownership and accountability for sustainability issues.
Regular updates to the Board and Management Board facilitates effective management of material sustainability issues.
Monitoring of climate change-related governmental policy and regulations enables action plans.
Climate diagnosis tool established to enable assessment of physical risks and formulation of necessary actions.
Business Continuity Management Plans are in place to mitigate supply chain disruptions resulting from weather events.

Measures taken in tobacco supply chain to mitigate climate change-related risks such as Carbon Smart Farming and Farmer Sustainability Management System.

Circular Economy

Direct and indirect adverse impacts associated with the move towards a circular economy.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future

Key Stakeholders
Consumers, Society, Shareholders & Investors

Considered in viability statement
Yes

Impact
Punitive actions against the Group or inability to sell products in key markets, due to failure to comply with evolving regulations and requirements relevant to business operations, products and supply chain, and reporting.
Poor sustainability ratings by investors may lead to reduced access to capital, increased cost of capital or impact the share price.
Reduction of market share and revenue, due consumers having a reduced or negative perception of BAT and its products in comparison to its competitors, or of specific products/product categories overall.
Inadequate waste management can increase negative public opinion of BAT, damage brand value and increase waste management costs.
Inability to source, design and manufacture products that require sustainably sourced critical raw materials or materials that are affected by increased duties or tariffs.
Increase in write-offs and early retirement of existing assets, resulting in additional cost.
Negative impact upon the attraction, retention and motivation of skilled employees and contractors.

Mitigation activities across all categories
Life Cycle Assessment is used in the development and approval processes for new products to assess and improve their circularity.
Corporate strategy drives innovations and initiatives in circularity across all product categories.
Programs launched to enhance circularity of products and packaging.
Optimise circular economy alignment across the value chain by designing for the reuse and recycling of end-of-life products and increasing the use of recycled and environmentally preferable materials.
Periodic review of current and evolving sustainability policies and regulations to inform the Group’s circular economy strategy.
Cross-functional and cross-industry engagement on sustainability topics.

Cyber Security
Inability of the organisation to defend against an intentional or unintentional action that results in loss of confidentiality, availability or integrity of systems and data.

Time frame
Short-/medium-/long-term

Strategic impact
Quality Growth/Sustainable Future/Dynamic Business

Key Stakeholders
Consumers, Society, Our People, Shareholders & Investors

Considered in viability statement
Yes

Impact
Loss or theft of confidential business information, when used alone or in conjunction with any other available information reduces the impact of BAT business strategy, investments and commercial operations.
Personal data breach incidents that result in the disclosure of personally identifiable data resulting in legal, reputational, and regulatory compliance impacts.
Disruption to BAT’s business operations that impacts R&D facilities, manufacturing, distribution or technology services resulting in business interruption and/or impacts to health & safety.
Inappropriate use of technology systems to enable fraud, or theft of product, technology, or monetary resources.
Loss of digital trust resulting in brand damage and a loss of consumer trust.
A cyber incident experienced by a third party partner or supplier resulting in business interruption, supply chain disruption, loss of company data or provides access or transmission of malicious activity from the supplier to BAT.
Non-compliance with cybersecurity standards and system vulnerabilities can precipitate other Group principal risks.

Mitigation activities across all categories
The group implements physical, technical and administrative safeguards to mitigate risks of a cyber security incident, including security measures, such as defensive technologies, encryption, authentication, backup and recovery systems, to protect the confidentiality, integrity and availability of IDT systems and networks.
The Group’s cyber security processes are regularly reviewed and updated to ensure these remain effective and aligned with our business objectives, regulatory obligations and industry standards.
Regular training and awareness programmes provided to Group employees and contractors on cyber security best practices and procedures and adherence to our SoBC.
Vendor management processes in place, including due diligence and contractual obligations, to ensure that third-party service providers adhere to BAT’s cyber security requirements and standards.
Development of business continuity plans to ensure that the Group can promptly respond to any potential or actual cyber security incident and minimise their impact on the business.
Engagement with external assessors, consultants, auditors and other third parties to provide independent assurance and recommendations on cyber security matters.
Engagement with relevant stakeholders on cyber security matters and being prepared to disclose any material cyber security risks or incidents in a timely and transparent manner.

Viability Statement

The Board has assessed the viability of the Group taking into account the current position and principal risks, in accordance with provision 31 of the UK Corporate Governance Code 2018. Whilst the Board believes the Group will be able to continue in operation and meet its liabilities as they fall due, over a longer period, owing to the inherent uncertainty arising due to ongoing litigation, the period over which the Board considers it possible to form a reasonable expectation as to the Group’s longer-term viability (that it will continue in operation and meet its liabilities as they fall due) is three years, in line with the Group’s cash flow forecasting to support debt refinancing plans.@

The Directors noted that the Group has a strong track record of cash flow delivery and expects to generate in excess of £50 billion of free cash flow before dividends by 2030 – as discussed on page 40.

Furthermore, the Group has net cash and cash equivalents at 31 December 2024 of £5.1 billion (of which £2.1 billion is restricted), and access to a number of facilities (as described in note 26), including:

-	a syndicated £5.4 billion committed revolving credit facility, that is currently undrawn;
-	a US$4 billion U.S. commercial paper programme and a £3 billion euro commercial paper programme; and
-	short term bilateral facilities (£2.4 billion).

The Group continues to maintain investment‑grade credit ratings*, with ratings from Moody’s, S&P and Fitch of Baa1 (stable outlook), BBB+ (stable outlook), BBB+ (stable outlook), respectively, and continues to target a solid investment-grade credit rating of Baa1, BBB+ and BBB+.

The strength of the ratings has underpinned debt issuance and the Group is confident in its ability to access the debt capital markets.

In making the assessment, the Directors undertook a robust review of the Group’s operational and financial processes (which cover both short-term financial forecasts and capacity plans) and how the Principal Risks (as indicated on pages 156 to 162) may impact the Group’s viability under various scenarios. Notes 23 and 26 in the Notes on the Accounts provide further detail on the Group’s borrowings and management of financial risks.

The Directors recognised that multiyear cash flow forecasts are prepared to:

-	assess impairment (as described in note 12) for a number of the Group’s reporting entities (or cash generating units); and
-	input into the active capital allocation model, including debt maturity planning.

The Group does not have any covenants related to its current debt issued or available facilities. In order to assess viability, a base scenario was developed, which assessed the Group’s notional headroom against a theoretical interest cover of 5.0x, used on a conservative basis that such a covenant may be applied in the future. Each scenario then assessed how the earnings of the Group may be affected by the realisation of the risks and then, if necessary, determined how many times more severe that risk must be before the theoretical interest cover was breached.

A reverse stress test of the impact of the individual Principal Risks was also undertaken as part of the assessment. This did not identify any individual risk, based upon a prudent annual forecast that would, if arising in isolation and without mitigation, impact the Group’s viability within the three-year confirmation period.

Further, in order for the theoretical interest cover to be breached, profit from operations, excluding the adjusting items, would have to decline by 13.5% per year, for the interest cover to fall below 5x after three years.

Due to the nature of the Group’s operations, it is subject to inherent uncertainties with regards to litigation, the outcome of which is uncertain in terms of timing or scale and may have a bearing on the Group’s viability. The Group maintains, as referred to in note 31 in the Notes on the Accounts ‘Contingent Liabilities and Financial Commitments’. Whilst it is impossible to be certain of the outcome of any particular case, the defences of the Group’s companies to all the various claims are meritorious on both law and the facts.

However, if an adverse judgment is entered against any of the Group’s companies in any case, an appeal may be made, the duration of which can be reasonably expected to last for a number of years.

Under the Group’s active capital allocation mechanism (see page 40), the Group intends to pay dividends of 65% of long-term sustainable earnings (2024: £5.2 billion) with other discretionary capital expenditure estimated at £650 million. Both may be revised to redirect funds to the settlement of other including debt repayment.

The Board has assessed the viability of the Group taking into account the current position and principal risks, in accordance with provision 31 of the UK Corporate Governance Code 2018.

Whilst the Board believes the Group will be able to continue in operation and meet its liabilities as they fall due, over a longer period, owing to the inherent uncertainty arising due to ongoing litigation, the period over which the Board considers it possible to form a reasonable expectation as to the Group’s longer-term viability (that it will continue in operation and meet its liabilities as they fall due) is three years, in line with the Group’s cash flow forecasting to support debt refinancing plans.@

APPENDIX B

RELATED PARTY DISCLOSURES

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited (a joint operation) are not included in these disclosures as the results are immaterial to the Group.

Intercompany transactions and balances are eliminated on consolidation and therefore are not disclosed.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf and the provision of IT services. Other investments in associates, in the form of convertible loan notes, are not included in the table below. The Group’s share of dividends from associates, included in other income in the table below, was £447 million (2023: £559 million; 2022: £438 million).

	2024 £m	2023 £m	2022 £m
Transactions
– revenue	492	523	494
– purchases	(179)	(178)	(190)
– other income	448	560	441
– other expenses	(13)	(6)	(1)
Amounts receivable at 31 December	39	48	51
Amounts payable at 31 December	(12)	(4)	(4)

The following related party transactions occurred in 2024, 2023 and 2022.

Transactions with associates

ITC

As explained in note 27(b)(i), on 13 March 2024, the Group announced the divestment of 12% of its equity stake in ITC Limited (the equivalent of 3.5% of ITC’s ordinary shares) to institutional investors by way of an accelerated bookbuild process which generated net proceeds after transaction costs and taxes of INR166.9 billion (approximately £1.6 billion). Following completion of the transaction, the Group has remained a significant shareholder of ITC with a 25.45% investment and has continued to account for ITC as an associated undertaking using the equity method of accounting.

Organigram

In 2023, the Group announced the signing of an agreement for a further investment of CAD$125 million (approximately £74 million) in Organigram, subject to customary conditions, including necessary approvals by the shareholders of Organigram, which was given on 18 January 2024. On 24 January 2024, BAT made the first tranche investment of CAD$42 million (£24 million) acquiring a further 12,893,175 common shares of Organigram at a price of CAD$3.22 per share. On 30 August 2024, BAT made the second tranche investment of CAD$42 million (£24 million) acquiring a further 4,429,740 common shares and 8,463,435 preferred shares of Organigram at a price of CAD$3.22 per share. Subject to certain conditions, the remaining 12,893,175 shares subscribed for shall be issued at the same price as the previous two tranches by the end of February 2025. The additional investment in 2024 increased the Group’s interest in Organigram to 35.09%. Under the terms of the agreement, the Group’s voting rights are restricted to 30%.

The Group and Organigram also have a Product Development Collaboration Agreement following which a Centre of Excellence was established to focus on developing the next generation of cannabis products with an initial focus on cannabidiol (CBD).

Other associates
The following transactions occurred during 2024:

-
On 11 September 2024, VST Industries Ltd (VST) allotted 154,419,200 equity shares of INR10 each as fully paid-up bonus equity shares. The bonus equity shares were allotted in the proportion of 10 new fully paid-up equity shares for every one existing fully paid up equity share. The Group’s interest in VST remains unchanged at 32.16%.

The following transactions occurred during 2023, when the Group:

-	acquired 19.9% of DeFloria for £8 million; and
-	increased its ownership in Steady State LLC (trading as Open Book Extracts) from 5.76% to 10.8% for £4 million along with a further investment of £8 million by way of a convertible loan note.

The following transactions occurred during 2022, when the Group:

-	made a £32 million investment in exchange for 16% of Sanity Group GmbH;
-	increased its ownership of a wholesale producer and distributor operating in the agriculture sector based in Uzbekistan, FE ‘Samfruit’ JSC to 45.40% for £1 million;
-	made a non-controlling investment in Steady State LLC for £4 million; and
-	invested in Charlotte’s Web via a convertible debenture of £48 million which is currently convertible into a non-controlling equity stake of approximately 19.9% (as explained in note 27(b)(iii)).

Non-controlling interests
During 2023, the Group acquired a further 1.31% in Hrvatski Duhani d.d., at a cost of less than £1 million, following the acquisitions in 2022 (3.3% at a cost of £1 million).

Other related party transactions
As explained in note 15, in 2022 the Group provided a temporary liquidity facility to the main UK pension fund. The facility was undrawn as at 31 December 2023 and on 28 March 2024 the facility was cancelled.

As a result of the implementation of the EU Single-Use Plastic Directive in certain EU countries, the Group, along with other tobacco manufacturers, established Producer Responsibility Organisations for the management of the Extended Producer Responsibility obligations relating to tobacco product butt filter waste collection. The costs incurred by the Group in relation to this waste disposal is included in note 33.

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2024 £m	2023 £m	2021 £m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	21	17	19
– post-employment benefits	1	1	1
– share-based payments	12	13	17
	34	31	36

The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chair			Non-Executive Directors			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Salary; fees; benefits; incentives
– salary	1,907	1,644	2129							1,907	1,644	2,129
– fees				711	688	670	1,112	1,059	1,027	1,823	1,747	1,697
– taxable benefits	617	395	449	17	17	59	79	31	78	713	443	586
– short-term incentives	3,496	1,650	3,761							3,496	1,650	3,761
– long-term incentives	1,474	371	7,888							1,474	1,371	7,888
-buy-out	2,969	-								2,969	-	-
Sub-total	10,463	5,060	14,227	728	705	729	1,191	1,090	1,105	12,382	6,855	16,061
Pension; other emoluments
– pension	276	248	320							276	248	320
– other emoluments	6	2	6							6	2	6
Sub-total	282	250	326							282	250	326
Total emoluments	10,745	5,310	14,553	728	705	729	1,191	1,090	1,105	12,664	7,105	16,387

APPENDIX C

RESPONSIBILITY OF DIRECTORS

Statement of Directors’ Responsibilities in Respect of the Annual Report and the Financial Statements

The Directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements in accordance with applicable law and regulations. Under company law, directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Parent Company and the Group for that period.

Under applicable law, directors are required to prepare the financial statements in accordance with UK-adopted international accounting standards and applicable law. The Directors have elected to prepare the Parent Company financial statements in accordance with UK Accounting Standards and applicable law, including FRS 101 ‘Reduced Disclosure Framework’. In preparing these Group financial statements, the Directors have also elected to comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

In preparing each of the Group and Parent Company financial statements, the Directors are required to:
-	select suitable accounting policies and then apply them consistently;
-	make judgements and estimates that are reasonable, relevant, reliable and prudent;
-	state whether Group financial statements have been prepared in accordance with UK-adopted international accounting standards;
-	state whether, for the Parent Company financial statements, applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in those statements;
-	assess the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
-	use the going concern basis of accounting unless the Directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that comply with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

In accordance with Disclosure Guidance and Transparency Rule (DTR) 4.1.16R, the financial statements will form part of the annual financial report prepared using the single electronic reporting format under DTRs 4.1.17R and 4.1.18R. The auditor’s report on these financial statements provides no assurance over whether the annual financial report has been prepared in accordance with those requirements.

Directors’ Declaration in Relation to Relevant Audit Information

Having made appropriate enquiries, each of the Directors who held office at the date of approval of this Annual Report confirms that:

-	so far as he or she is aware, there is no relevant audit information of which the Company’s auditors are unaware; and
-
he or she has taken all steps that a Director ought to have taken in order to make himself or herself aware of relevant audit information and to establish that the Company’s auditors are aware of that information.

Responsibility Statement of the Directors in Respect of the Annual Financial Report

We confirm that to the best of our knowledge:

-
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

-
the Strategic Report and the Directors’ Report include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Forward looking statements

This document contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

In particular, these forward-looking statements include, among other statements, statements regarding the Group’s future financial performance, planned product launches and future regulatory developments, as well as: (i) certain statements in the Overview section (pages 2 to 23), including the Chair’s Introduction and Chief Executive’s Review; (ii) certain statements in the Strategy section (pages 11-25), including the Our Strategic Navigator section, Our Business Model section, Engaging with Our Stakeholders section, Chief Financial Officer’s Overview and Our Markets and Megatrends section; (iii) certain statements in the Quality Growth section (pages 26 to 35), including the Strategic Pillar overview; (iv) certain statements in the Dynamic Business section (pages 38 to 59), including certain statements in the Strategic Pillar Overview section, the Financial Performance Summary, the Treasury and Cash Flow section and the going concern discussions in the Other Financial Information section; (v) certain statements in the Sustainable Future section (pages 60 to 163), including the Our Sustainability Strategy section, Double Materiality Assessment section, Tobacco Harm Reduction section, Climate section, Nature section, Circularity section, Communities section, TCFD reporting and TNFD reporting section; (vi) certain statements in the Notes on Accounts (pages 269 to 370), including the Group’s ability to navigate regulatory change on page 297 and estimates and assumptions in connection with the Proposed Plans under the CCAA on page 287; and (vii) certain statements in the Other Information section (pages 389 to 467), including the Additional Disclosures and Shareholder Information sections.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this document are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of Supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; direct and indirect adverse impacts associated with Climate Change; direct and indirect adverse impacts associated with the move towards a Circular Economy; and Cyber Security risks caused by the heightened cyber-threat landscape and increased digital interactions with consumers, and changes to regulation. Further details on the principal risks that may affect the Group can be found in the Group Principal Risks section of the Strategic Report on pages 155 to 162 of this document. A summary of all the risk factors (including the principal risks) which are monitored by the Board through the Group’s risk register is set out in the Additional Disclosures section under the Group Risk Factors heading on pages 414 to 435.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this document is intended to be a profit forecast and no statement in this document should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Although financial materiality has been considered in the development of our Double Materiality Assessment (DMA), our DMA and any conclusions in this document as to the materiality or significance of sustainability matters do not imply that all topics discussed therein are financially material to our business taken as a whole, and such topics may not significantly alter the total mix of information available about our securities.